UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 28, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES FINALISATION OF TAU LEKOA SALE



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

21 July 2010

TAU LEKOA – FINALISATION OF SALE

AngloGold Ashanti is pleased to announce that the Department of Mineral Resources has transferred the mining rights for its Tau Lekoa Mine to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmer & Jack Mines Limited (Simmers). Full ownership of Tau Lekoa and the adjacent properties of Weltevreden and Goedgenoeg will pass to Simmers on 1 August 2010.

AngloGold Ashanti entered into an agreement with Simmers in February 2009 for the sale of Tau Lekoa and the adjacent properties of Weltevreden and Goedgenoeg for a total purchase consideration of:

- R600 million (payable at completion of the transaction and adjusted as set out below); and
- a royalty determined at 3% of the net revenue (gross revenue less state royalties) generated by the Tau Lekoa mine and any operations developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly, from 1 January 2010, until the total production from Tau Lekoa, Weltevreden or Goedgenoeg upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).

Full details of the agreement were published on 18 February 2009 and can be accessed on www.anglogoldashanti.com/Additional/Press/2009/Tau+Lekoa+Sale.htm

In terms of the agreement, Simmers will settle the R600 million purchase consideration payable at completion as follows:

- R450 million in cash; and
- the balance in cash or shares in Simmers. This remaining R150 million is subject to an offset adjustment (up to a maximum of R150 million) based on the free cash flow generated by Tau Lekoa between 1 January 2009 and 31 July 2010 and including an offset for the royalty payable from 1 January 2010 to 30 June 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.

From 1 August 2010, Simmers will treat all ore produced from Tau Lekoa, Weltevreden or Goedgenoeg at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available allowing for the processing of additional material from its other Vaal River mines and surface sources. This is expected to produce an estimated 7,000oz of gold for the remainder of this year.

Tau Lekoa produced 124,000oz of gold (equivalent to 2.7% of group production) in 2009.

ENDS

_____

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	/	+27 (0) 82 896 0306	jjones@anglogoldashanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	/	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the resumption of production at AngloGold Ashanti's mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company's annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 28, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary